Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Novation Companies, Inc. (“Novation” or the “Company”) has authority to issue 800,000,000 shares of capital stock (the “Capital Stock”), consisting of 780,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 20,000,000 shares of preferred stock, $0.01 par value per share, of which 50,000 shares of preferred stock are currently designated as Series F Junior Participating Preferred Stock (“Series F Preferred Stock”). The following is a summary of the material terms of the Common Stock and the Series F Preferred Stock. This summary is qualified in its entirety by reference to Novation’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), Novation’s Second Amended and Restated By-laws (the “By-laws”), and the Rights Agreement (as defined below), which are incorporated herein by reference as Exhibit 3.1 and 3.2, Exhibit 3.3 and Exhibit 3.4, respectively, to Novation’s Annual Report on Form 10-K of which this exhibit is a part. Please read the Charter, the By-laws, the Rights Agreement and applicable provisions of the Maryland General Corporation Law (the “MGCL”) for additional information.

The Company’s Board of Directors (the “Board”) has the power to classify and reclassify any of the shares of Capital Stock in accordance with the Charter and the MGCL.

Common Stock

Each share of Common Stock has one vote, and, except as otherwise provided in respect of any class of Capital Stock hereafter classified or reclassified, the exclusive voting power for all purposes will be vested in the holders of the Common Stock. Subject to the provisions of law and any preferences of any class of Capital Stock hereafter classified or reclassified, dividends, including dividends payable in shares of the Capital Stock, may be paid on the Common Stock at such time and in such amounts as the Company’s Board of Directors (the “Board”) may deem advisable.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock will be entitled, after payment or provision for payment of the debts and other liabilities of the Company and the amount to which the holders of any class of Capital Stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Company will be entitled, together with the holders of any other class of Capital Stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Company, to share ratably in the remaining net assets of the Company.

The Common Stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

Series F Junior Participating Preferred Stock and the Rights Agreement

The Series F Preferred Stock, if issued, will have the following preferences, conversion and other rights, among others.

•	will not be redeemable;

•	will entitle holders to dividends equal to the dividends, if any, paid on one share of Common Stock;

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•

will vote together with the Common Stock as one class on all matters submitted to a vote of shareholders of the Company and will have the same voting power as one share of Common Stock, except as otherwise provided by law; and

•	will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The Company is party to a Rights Agreement with Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), dated as of September 15, 2011, as amended by a First Amendment to Rights Agreement dated as of June 20, 2014, a Second Amendment to Rights Agreement dated as of August 24, 2015, and a Third Amendment to Rights Agreement dated as of July 20, 2018 (as amended, the “Rights Agreement”). The Rights Agreement is designed to preserve the Company’s ability to use its net operating loss carryforwards (“NOLs”) to reduce potential future income tax liability by generally deterring any person from acquiring shares of the Common Stock if the acquisition would result in such person, together with its affiliates and associates, beneficially owning 4.9% or more of the Common Stock then outstanding without the approval of the Board. The Rights Agreement was ratified, and the extension of its term for 36 months was approved, by the Company’s shareholders on July 21, 2015 and was further extended for an additional 36 months on July 20, 2018. A summary of the terms of the Rights Agreement follows.

General. Under the Rights Agreement, from and after the record date of September 27, 2011, each share of Common Stock carries with it one preferred share purchase right (a “Right”), until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will impose a significant penalty upon any person that, together with all Affiliates and Associates (each as defined in the Rights Agreement), acquires 4.9% or more of the outstanding Common Stock after September 15, 2011. Shareholders who owned 4.9% or more of the outstanding Common Stock as of the close of business on September 15, 2011, will not trigger the Rights so long as they do not fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. A person will not trigger the Rights solely as a result of any transaction that the Board determines, in its sole discretion, is an exempt transaction for purposes of triggering the Rights. Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and its Affiliates and Associates will be exempt for the purposes of the Rights Agreement, unless and until Mass Mutual (or any Affiliates of Mass Mutual) acquires any Common Stock other than pursuant to any transfers of Common Stock or other Company equity interests between Mass Mutual and its Affiliates.

The Board may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the tax benefits or is otherwise in the Company’s best interests. Any person that acquires shares of Common Stock in violation of these limitations is known as an “Acquiring Person” under the Rights Agreement.

The Rights. From the record date of September 27, 2011, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from the Company one ten-thousandth of a share of Series F Preferred Stock (“Preferred Share”) for $2.33, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 15 business days after the public announcement by the Company, or by an Acquiring Person that provides actual notice to the Company that it has become an Acquiring Person, unless the Rights Agreement is theretofore terminated or the Rights are theretofore redeemed (as described below).

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the ‘current per share market price’ of the Common Stock (as defined in the Rights Agreement) on the date of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person or any Affiliates or Associates of the Acquiring Person.

Preferred Share Provisions. Each one ten-thousandth of a Preferred Share, if issued:

•	will not be redeemable;

•	will entitle holders to dividends equal to the dividends, if any, paid on one share of Common Stock;

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•

will vote together with the Common Stock as one class on all matters submitted to a vote of shareholders of the Company and will have the same voting power as one share of Common Stock, except as otherwise provided by law; and

•	will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

Expiration. The Rights will expire on the earliest of (i) the earlier of (A) 5:00 p.m., New York City time, on the date that the votes of the shareholders of the Company with respect to the Company’s 2018 annual meeting of the shareholders are certified, unless the continuation of the Rights Agreement is approved by the affirmative vote of the majority of the votes cast at such meeting, or (B) 5:00 p.m., New York City time, on July 20, 2021, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the time at which the Board determines that the Company’s NOLs are utilized in all material respects or that an ownership change under Section 382 of the Internal Revenue Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes or (v) a determination by the Board, prior to the Distribution Date, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Redemption. The Board may redeem the Rights for $0.0001 per Right at any time before the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Common Stock.

Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After the Distribution Date, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).